Mail Stop 3561

June 22, 2007

Mr. Todd Stitzer
Chief Executive Officer
Cadbury Schweppes plc
25 Berkeley Square
London, England W1J 6HB

> **Re: Cadbury Schweppes plc**
> **Form 20-F for the Fiscal Year Ended December 31, 2006**
> **Filed April 16, 2007**
> **File No. 333-06444**

Dear Mr. Stitzer:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2006

Segmental Reporting

a. Business Segment Analysis, page F-7

1. We note that you present "underlying" performance measures, including underlying profit from operations, underlying operating margin, and underlying earnings per share that exclude the effects of such items as restructuring costs,

non-trading items, amortization and impairments of intangibles, and IAS 39 adjustments. As these non-GAAP measures appear subject to the prohibition, disclosure and reconciliation requirements in Item 10(e) of Regulation S-K, SEC Release No. 33-8176 "Conditions for Use of Non-GAAP Financial Measures" and questions 8, 9, 11, and 28 of the Staff's "Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures," please explain to us why you believe such measures are allowed under the guidance or confirm to us that you will omit these measures from your future filings.

Note 40. Summary of Differences Between IFRS and US Generally Accepted Accounting Principles

(k) Employee Share Arrangements, page F-82

2. You disclose that certain of your employee share plans contain inflation indexed earnings growth performance conditions which require the awards to be accounted for under the liability method under U.S. GAAP. Please disclose in future filings that the awards are classified as liabilities under U.S. GAAP due to the inflation-indexing feature contained in the awards, if true. Otherwise, please explain to us why liability classification is appropriate.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

If you have any questions regarding these comments, please direct them to Staff Accountant Andrew Blume at (202) 551-3254. Any other questions regarding disclosure issues may be directed to me at (202) 551-3716.

Sincerely,

William Choi
Accounting Branch Chief